

November 26, 2014

<u>Via E-mail</u>
Mr. Joe Bedewi
Corporate Vice President and Chief Financial Officer
Lattice Semiconductor Corporation
555 NE Moore Court
Hillsboro, OR 97124

    RE: **Lattice Semiconductor Corporation
Form 10-K for Fiscal Year Ended December 28, 2013
Filed March 11, 2014
File No. 000-18032**

Dear Mr. Bedewi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

    Sincerely,

    /s/ Kevin L. Vaughn

    Kevin L. Vaughn
    Accounting Branch Chief